UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        MARKETING SPECIALISTS CORPORATION
                (formerly known as Merkert American Corporation)
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   57060R-10-7

James L. Monroe                              Paul Bork, Esq.
Monroe & Company, LLC                        Hinckley, Allen & Snyder LLP
8 Cedar Street                               28 State Street
Suite 54A                                    Boston, Massachusetts  02109
Woburn, Massachusetts 01801                  (617) 345-9000

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 14, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13-1(e) or (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Securities Exchange Act of 1934.

1.   Name of Reporting Person: James L. Monroe
     SS or IRS Identification Number of the Above Person:

2.   Check the Appropriate Box if a Member of a Group:  (a) [ ]
                                                        (b) [x]

3.   SEC Use Only

4.   Source of Funds: 00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: Massachusetts

7.   Sole Voting Power: 1,055,076(1)

8.   Shared Voting Power: 6,705,548

9.   Sole Dispositive Power: 1,055,076(1)

10.  Shared Dispositive Power: None

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 7,800,624 (See Item 5 of Schedule 13D dated September 1, 1999 and filed by the Reporting Person).

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in row (11): 56.2%

14.  Type of Reporting Person: IN

     (1) Includes 405,210 shares of common stock and 111,900 shares of restricted common stock, which shares are convertible into shares of common stock in specific circumstances, that are held by Monroe & Company, LLC, of which Mr. Monroe is the sole manager. Includes 398,544 shares of common stock and 111,900 shares of restricted common stock, which shares are convertible into shares of common stock in specific circumstances, that are held by JLM Management, LLC, of which Mr. Monroe is the sole manager. Includes 21,927 shares of common stock and 5,595 shares of restricted common stock, which shares are convertible into shares of common stock in specific circumstances, held by Sandra Monroe, Mr. Monroe's spouse, and for which Mr. Monroe disclaims beneficial ownership.

1.   Name of Reporting Person: JLM Management, LLC
     SS or IRS Identification Number of the Above Person:

2.   Check the Appropriate Box if a Member of a Group: (a) [ ]
                                                       (b) [x]

3.   SEC Use Only

4.   Source of Funds: 00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: Delaware

7.   Sole Voting Power: 510,444(1)

8.   Shared Voting Power: 7,182,658

9.   Sole Dispositive Power: 510,444(1)

10.  Shared Dispositive Power: None

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 7,800,624 (See Item 5 of Schedule 13D dated September 1, 1999 and filed by the Reporting Person).

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in Row (11): 56.2%

14.  Type of Reporting Person: 00

(1) Includes 398,544 shares of common stock and 111,900 shares of restricted common stock, which shares are convertible into shares of common stock in specific circumstances, that are held by JLM Management, LLC.

1.   Name of Reporting Person: Monroe & Company, LLC
     SS or IRS Identification Number of the Above Person:

2.   Check the Appropriate Box if a Member of a Group: (a) [ ]
                                                       (b) [x]

3.   SEC Use Only

4.   Source of Funds: 00

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to items 2(d) or 2(e): [ ]

6.   Citizenship or Place of Organization: Delaware

7.   Sole Voting Power: 517,110(1)

8.   Shared Voting Power: 7,255,992

9.   Sole Dispositive Power: 517,110(1)

10.  Shared Dispositive Power: None

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 7,800,624 (See Item 5 of Schedule 13D dated September 1, 1999 and filed by the Reporting Person).

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

13.  Percent of Class Represented by Amount in row (11): 56.2%

14.  Type of Reporting Person: 00

(1) Includes 405,210 shares of common stock and 111,900 shares of restricted common stock, which shares are convertible into shares of common stock in specific circumstances, that are held by Monroe & Company, LLC.

Item 1.  Security and Issuance

     The Statement of James L. Monroe, JLM Management, LLC and Monroe & Company, LLC on a Schedule 13D dated as of September 1, 1999, in respect of the common stock, par value $.01 per share ("Common Stock"), of Marketing Specialists Corporation (the "Company"), whose principal executive offices are located at 490 Turnpike Street, Canton, Massachusetts, is hereby amended and supplemented as follows:

Item 4.  Purpose of the Transaction

     Item 4(d) is hereby amended and supplemented by the addition of the following paragraphs:

     Monroe & Company, LLC ("Monroe"), of which Mr. Monroe is the Manager, entered into a financial advisory agreement with the Company dated as of May 11, 1998 (the "Advisory Agreement") pursuant to which Monroe agreed to provide financial advisory and investment banking services. Monroe provided such services in connection with the negotiation and consummation of the merger of Richmont Marketing Specialists, Inc. ("RMSI") with and into the Company as of August 18, 1999 (the "Merger"). As a result of such services, Monroe was entitled to receive upon the consummation of the Merger a "success" fee of approximately $2.5 million.

     Prior to the consummation of the Merger, Monroe became aware of a possible attempt to avoid payment of the success fee payable to Monroe under the Advisory Agreement. By letter dated August 12, 1999, Monroe cautioned the Company against failing to pay such success fee. A copy of this letter is attached hereto as
Exhibit 5 and incorporated herein by reference.

     By letter dated August 17, 1999, the Company acknowledged both the debt under the Advisory Agreement and its intent to fulfill its obligations to Monroe as promptly as possible. A copy of this letter is attached hereto as Exhibit 6 and incorporated herein by reference. On August 25, 1999, Monroe proposed to compromise his claim. On September 27, 1999, in light of the absence of payment or further meaningful communication, Monroe demanded payment of the success fee in full not later than September 30, 1999.

     On October 1, 1999, Monroe commenced an action against the Company (and US Trust and Fleet National Bank as trustee process defendants) in the Massachusetts Superior Court, Middlesex County, entitled Monroe & Company, LLC
v. Marketing Specialists Corporation and US Trust and Fleet National Bank, Civil Action No. 99-4745. Monroe alleged that the Company: (i) breached the Advisory Agreement with Monroe by failing to pay approximately $2.5 million to Monroe in connection with the rendering of financial advisory services by Monroe related to the Merger; and (ii) by failing to pay Monroe, the Company has breached its implied covenant of good faith and fair dealing and sought both declaratory judgment and ex parte trustee process. A copy of the Verified Complaint and Motion for Trustee Process are attached hereto as Exhibits 7 and 8, respectively are incorporated herein by reference. On October 5, 1999, a hearing was held on Monroe's motion for attachment by trustee process.

     James L. Monroe resigned as a director of the Company on October 6, 1999. Mr. Monroe's letter of resignation is attached as Exhibit 9 to this Amendment No. 1 to Schedule 13D and is incorporated herein by reference.

     On October 7, 1999, the Court granted Monroe's motion for attachment by trustee process pursuant to an ex parte motion filed by Monroe. The Court ordered that a writ of attachment by trustee process was issued as to any funds of the Company in possession of the trustees in an amount up to $2.5 million. The order of the Court granting such motion is attached hereto as Exhibit 10 and is incorporated herein by reference.

     Monroe believes that, since the completion of the Merger, the Company's board of directors and senior management have failed to pursue effective strategies for the enhancement of shareholder values and that certain members of the Board designated by Richmont Capital Partners have acted in their self-interest and not in the interests of shareholders. In order to enhance shareholder value, Monroe may determine to act individually or collectively with others to sell via a proxy contest, tender offer or otherwise, to acquire control of the Company and/or its assets or to otherwise effect a transaction or transactions which have the effect of changing the management and control of the Company.

     Except as set forth above, Mr. Monroe, JLM Management, LLC ("JLM") and Monroe do not, at this time, have any specific plans or proposals which would result in (i) any extraordinary corporate transaction such as a merger or reorganization of the Company or any of its subsidiaries, (ii) any sale or transfer of a material amount of the assets of the Company or of any subsidiary,
(iii) any change in the present board of directors or management of the Company,
(iv) any material change in the present capitalization or dividend policy of the Company, (v) any other material change in the Company's business or corporate structure, (vi) any changes in the Company's charter or by-laws which may impede the acquisition of control of the Company by any person or (vii) the common stock being delisted or becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     Subject to applicable laws and regulations, Mr. Monroe, Monroe or JLM may increase his or its holdings through open market purchases, or otherwise, but reserves his or its right to dispose of all or any portion of his or its common stock on terms and at prices determined by him or it. Whether any of Mr. Monroe, Monroe or JLM purchase any additional common stock, and the amount and timing of any such purchases, will depend on a continuing assessment of pertinent factors, including without limitation the following: the availability of common stock for purchase at acceptable price levels; the Company's business and prospects; other business and investment opportunities available to each of Mr. Monroe, JLM and Monroe; economic conditions; stock market and money market conditions; the attitude and actions of the management and board of directors of the Company; the availability and nature of opportunities to dispose of each of Mr. Monroe's, JLM's and Monroe's interest; and other plans and requirements of each of Mr. Monroe, JLM and Monroe. In addition, each of Mr. Monroe, JLM and Monroe may modify his or its present intentions as stated in this Item 4, including determining to dispose of some or all of the common stock held by any of Mr. Monroe, JLM or Monroe.

Item 5.  Interest in Securities of the Issuer.

     JLM has sold an aggregate of 40,000 shares of the common stock of the Company through ordinary brokerage transactions as indicated below:


_______________________________________________________________________________

     Date                Number of Shares Sold          Average Price Per Share
_______________________________________________________________________________

September 8, 1999                5,000                            $6.375
_______________________________________________________________________________

September 9, 1999               10,000                            $6.25
_______________________________________________________________________________

September 10, 1999              25,000                            $6.00
_______________________________________________________________________________

Item 7.  Material to be Filed as Exhibits

_______________________________________________________________________________
Exhibit 5                     August 12, 1999 Letter of Paul Bork, Esq. to the
                              Company
_______________________________________________________________________________
Exhibit 6                     August 17, 1999 Letter of Gerald R. Leonard to
                              Monroe
_______________________________________________________________________________
Exhibit 7 Massachusetts Superior Court Complaint: Monroe & Company, LLC v. Marketing Specialists Corporation and US Trust and Fleet National Bank, Civil Action No. 99-4745 (without exhibits).
_______________________________________________________________________________
Exhibit 8 Massachusetts Superior Court - Plaintiff's Ex Parte Motion for Attachments by Trustee Process, Civil Action No. 99-4745.

_______________________________________________________________________________
Exhibit 9                     October 6, 1999 Letter of resignation of James L.
                              Monroe as a director of Marketing Specialists Corporation.
_______________________________________________________________________________
Exhibit 10 Massachusetts Superior Court Order Granting Plaintiff's Motion for Attachments by Trustee Process, Civil Action No. 99-4745.
_______________________________________________________________________________

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 14, 1999                   /s/ James L. Monroe


                                            MONROE & COMPANY, LLC

                                            /s/ James L. Monroe
                                            Name:    James L. Monroe
                                            Title:   Manager

                                            JLM MANAGEMENT, LLC

                                            /s/ James L. Monroe
                                            Name:    James L. Monroe
                                            Title:   Manager

                                  EXHIBIT INDEX

_______________________________________________________________________________
Exhibit 5                         August 12, 1999 Letter of Paul Bork, Esq. to
                                  the Company
_______________________________________________________________________________
Exhibit 6                         August 17, 1999 Letter of Gerald R. Leonard
                                  to Monroe
_______________________________________________________________________________
Exhibit 7                         Massachusetts Superior Court Complaint:
                                  Monroe & Company, LLC v. Marketing Specialists Corporation and US Trust and Fleet National Bank, Civil Action No. 99-4745 (without exhibits).
_______________________________________________________________________________
Exhibit 8                         Massachusetts Superior Court - Plaintiff's
                                  Ex Parte Motion for Attachments by Trustee
                                  Process, Civil Action No. 99-4745.
_______________________________________________________________________________
Exhibit 9                         October 6, 1999 Letter of resignation of
                                  James L. Monroe as a director of Marketing
                                  Specialists Corporation.
_______________________________________________________________________________
Exhibit 10 Massachusetts Superior Court Order Granting Plaintiff's Motion for Attachments by Trustee Process, Civil Action No. 99-4745.
_______________________________________________________________________________

                                                                       Exhibit 5

                                 August 12, 1999



VIA FACSIMILE AND
FIRST-CLASS MAIL

Mr. Gerald R. Leonard
President and Chief Executive Officer
Merkert American Corporation
490 Turnpike Street
Canton, MA  02021

Re:  Merger with Richmont Marketing Specialists, Inc. ("Merger")

Dear Mr. Leonard:

     We represent James L. Monroe and Monroe & Company LLC (collectively "Monroe"). In light of recent negotiations between the executive officers of Merkert American Corporation (the "Company") and First Union (the "Bank") regarding the obtaining of the Bank's (i) consent to the Merger; and (ii) waiver of certain defaults under the Company's existing credit facility, Mr. Monroe expects that the Company will fully perform its obligations under the Consulting Agreement between Monroe & Company LLC and the Company dated May 11, 1998 which are as a result of the consummation of the Merger. As stated in the Company's Proxy Statement soliciting votes of its stockholder's with respect to the
Merger:

          "Upon the completion of the merger, the combined company will pay Monroe & Company LLC approximately $2.5 Million for financial advisory services rendered to Merkert American in connection with the merger."

     Monroe understands that First Union has suggested that the Company disregard its obligation to pay Monroe upon completion. Please be advised that in such event, Monroe will seek all appropriate legal and equitable relief against the Company and First Union for, among other things, breach of contract, tortious interference, unfair trade practice and securities law fraud in connection with the solicitation of proxies.

     At the same time Monroe is prepared to discuss directly with the Company and First Union how Monroe may be able to assist in effecting the Merger.

                                         Very truly yours,

                                         /s/ Paul Bork

                                         Paul Bork

PB:sls

cc:  Mr. James L. Monroe
     Stuart M. Cable, Esq.

                                                                       Exhibit 6

                    [MERKERT AMERICAN CORPORATION LETTERHEAD]

                                         August 17, 1999

James L. Monroe
Monroe & Company, LLC
8 Cedar Street, Suite 54A
Woburn, Massachusetts 01801

Dear Jim:

     This is to acknowledge the obligation of Merkert American Corporation ("MAC") to pay certain fees to Monroe & Company, LLC (the "LLC") pursuant to that certain Advisory Agreement, dated as of May 11, 1998, by and between MAC and the LLC which arise in connection with the consummation of the merger (the "Merger") between MAC and Richmont Marketing Specialists, Inc. MAC acknowledges that such fees are due and payable at the time of the closing of the Merger.

     As you are aware, the terms of MAC's Credit Agreement with First Union National Bank preclude MAC from paying the fees due to the LLC pursuant to the Agreement at this time.

     We appreciate your patience while we work to satisfy the conditions to our payment of MAC's obligations to the LLC and we intend to pay such amounts as promptly as we may do so under the Credit Agreement. Please send us an invoice for your services in connection with the Merger at your convenience.

                                         Sincerely,

                                         /s/ Gerald R. Leonard

                                         Gerald R. Leonard
                                         Chairman, Chief Executive Officer and
                                         President

                                                                       Exhibit 7

                          COMMONWEALTH OF MASSACHUSETTS


MIDDLESEX, ss.                                       SUPERIOR COURT DEPARTMENT
                                                     OF THE TRIAL COURT
                                                     C.A. NO. 99-4745

____________________________________
                                    )
MONROE & COMPANY, LLC,              )
                                    )
                  Plaintiff,        )
                                    )
v.                                  )        VERIFIED COMPLAINT
                                    )
MARKETING SPECIALISTS               )
CORPORATION,                        )
                                    )
         Defendant.                 )
and                                 )
                                    )
US TRUST and FLEET NATIONAL         )
BANK,                               )
                                    )
         Trustee Process Defendants.)
____________________________________)


                                 I. INTRODUCTION

     Plaintiff Monroe & Company, LLC ("Monroe") brings this action against Defendant Marketing Specialists Corporation ("MSC") as a result of MSC's unexcused failure and refusal to pay Monroe $2.5 million which MSC has previously admitted, in writing, is past due and owing to Monroe.

     MSC is legally obligated presently to pay to Monroe the sum of $2.5 million. Because MSC lacks any valid defenses to Monroe's claims, this Complaint has been verified by James L. Monroe, Manager of Monroe & Company, LLC, and it is Monroe's intention to file, at the earliest possible date, a motion for summary judgment with regard to the claims asserted herein.

     Because of the danger that the Defendant will, in the absence of trustee process attachments, continue to move its operations and assets to locations beyond the reach of this Court, the Plaintiff seeks such attachments from this Court.

                          II. PARTIES AND JURISDICTION

     1. Plaintiff Monroe & Company, LLC ("Monroe") is a limited liability corporation established pursuant to the laws of the State of Delaware with a principal place of business at 8 Cedar Street, Suite 54A, Woburn, Middlesex County, Massachusetts.

     2. Marketing Specialists Corporation ("MSC) is a Delaware corporation, which has a principal place of business at 490 Turnpike Street, Canton, Norfolk County, Massachusetts.

     3. Merkert American Corporation ("MAC") was, prior to August 18, 1999, a Delaware corporation with a principal place of business at 490 Turnpike Street, Canton, Middlesex County, Massachusetts. MAC was also, at that time, one of the largest food brokers in the United States, engaged in marketing and selling grocery and consumer products on behalf of manufacturers.

     4. Richmont Marketing Specialists, Inc. ("Richmont") was, prior to August 18, 1999, a Delaware corporation with a principal place of business in Dallas, Texas. Richmont was also, at that time, a food broker, and serviced a number of geographic areas and represented a number of manufacturers which MAC did not service/represent.

     5. Upon information and belief, Trustee Process Defendant US Trust ("US Trust") is a Massachusetts banking corporation, and has a place of business at 331 Montvale Avenue, Woburn, Middlesex County, Massachusetts.

     6. Upon information and belief, Trustee Process Defendant Fleet National Bank ("Fleet") is a national banking association registered to do business in the Commonwealth of Massachusetts, with a place of business in Middlesex County.

     7. On or about August 18, 1999, Richmont Marketing Specialists, Inc. was merged into Merkert American Corporation (the "Richmont Merger").

     8. Subsequent to the merger of Richmont Marketing Specialists, Inc. into Merkert American Corporation, Merkert American Corporation changed its name to Marketing Specialists Corporation.

     9. This court has jurisdiction over this matter pursuant to General Laws, Ch. 212, ss.4, and, inter alia, because the contract that is at issue here was entered into by the parties in Massachusetts, and because the acts and omissions complained of herein occurred in Massachusetts.

     10. Venue is proper in Middlesex County because Monroe has its principal place of business in Middlesex County, and because the Trustee Process Defendants have places of business in Middlesex County.

                                      FACTS

     11. On May 11, 1998, Monroe entered into an agreement with MAC pursuant to which Monroe would render business consulting, financial advisory and investment banking services to MAC (the "Agreement"). A true and correct copy of the Agreement is attached hereto as Exhibit A.

     12. Pursuant to the terms of the Agreement, Monroe advised and assisted MAC, inter alia, with regard to the identification, planning and negotiation of the merger with Richmont Marketing Specialists, Inc. which is described in Paragraph No. 7, above.

     13. In a Proxy Statement issued in connection with the proposed merger with Richmont, the MAC Board of Directors recommended that the MAC shareholders adopt the merger because of, inter alia: (a) the competitive advantages which the combined company would realize from having a nationwide geographic presence; (b) the consolidation trend in the food brokerage industry; and (c) the enhanced capabilities which a combined company would possess.

     14. As a result of the services performed by Monroe, and the merger of Richmont into MAC, Monroe was entitled to an Advisory Fee pursuant to Section 2(a) of the Agreement.

     15. The total debt assumed by MAC with regard to the Richmont merger was $179,474,000. The value of the shares of stock issued by MAC in connection with the Richmont merger was $63,432,000. Therefore, the Consideration for the Transaction, as such terms are defined in the Agreement, was $242,906,000.

     16. Using the formula set forth in Section 2(a) of the Agreement, Monroe is entitled to an Advisory Fee of: five percent (5%) of the consideration paid up to $1 million (or $50,000); plus four percent (4%) of the consideration paid in excess of $1 million and up to $2 million (or $40,000); plus three percent (3%) of the consideration paid in excess of $2 million and up to $3 million (or $30,000) plus two percent (2%) of the consideration paid in excess of $3 million and up to $4 million (or $20,000) plus one percent (1%) of the consideration paid in excess of $4 million (i.e., $238,905,000) (or $2,389,060), for a total Advisory Fee of $2.529 million.

     17. According to Section 2 of the Agreement, the Advisory Fee as calculated in Paragraph 16, above, was to be "paid to Monroe in cash at the closing of the relevant Transaction."

     18. On or about November 19, 1998, MAC issued a preliminary prospectus in connection with the offering for sale to the public of Four Million Four Hundred Thousand (4,400,000) shares of its common stock (the "Prospectus"). Page 56 of the Prospectus disclosed the Agreement and described the fee which would be earned by Monroe in connection with MAC's acquisition of the capital stock of any third party, such as Richmont. True and accurate copies of Pages 1 through 6 and 56 of the Prospectus are attached here to as Exhibit B.

     19. In connection with the proposed merger of Richmont into MAC, MAC issued, on or about July 12, 1999, a "Notice of Special Meeting in Lieu of Annual Meeting of Stockholders" and a proxy statement (the "Proxy Statement"). Page 35 of the Proxy Statement contains the following text:

          "Upon the completion of the Merger, the combined company will pay Monroe & Company, LLC approximately $2.5 million dollars for financial advisory services rendered to Merkert American in connection with the merger."

This same statement is confirmed on page 5 of the Summary contained within the Proxy Statement. True and correct copies of the Notice of Special Meeting, the cover page and pages 1-5, 35, and 67-69 of the Proxy Statement are attached hereto as Exhibit C.

     20. On or about August 17, 1999, Gerald R. Leonard, Chairman, Chief Executive Officer and President of MAC wrote to Monroe and acknowledged that Monroe would be owed a fee pursuant to the Agreement, and that said fee would be due and payable at the time of the closing of the merger of Richmont into MAC. MAC did not, in Mr. Leonard's letter, assert any failure of Monroe to perform its obligations under the Agreement or express any dissatisfaction with the services performed by Monroe. Instead, Mr. Leonard, on behalf of MAC, thanked Monroe for its patience and expressed MAC's "inten[tion] to pay such amounts as promptly as we may do so under the Credit Agreement." A true and accurate copy of said letter is attached hereto as Exhibit D.

     21. On or about August 18, 1999, Monroe tendered an invoice to MAC in the amount of $2.5 Million. A true and accurate copy of said invoice is attached hereto as Exhibit E.

     22. Richmont was merged into MAC on or about August 18, 1999.

     23. On  information  and  belief,  MAC,  subsequent  to the  execution  and substantial performance of the Agreement, entered into an August 18, 1999 Amended and Restated credit agreement with First Union National Bank as Agent for the Lenders ("First Union" and the "Credit Agreement," respectively) which purports to preclude MAC from paying Monroe the fees which it admits it owes to Monroe pursuant to the Agreement.

     24. Such restrictions within the Credit Agreement would not excuse MAC from the performance of its obligations to Monroe pursuant to the Agreement. Moreover, on information and belief, even by its own terms the Credit Agreement permits MSC to pay Monroe the fees it (Monroe) is owed pursuant to the Agreement, provided that this Court enters judgment against MCS. Copies of the cover page, pages (i)-(v), 54 and 55 of what Monroe believes is the Credit Agreement are attached hereto as Exhibit F.

     25. Monroe has not, at any time, agreed to any modification or waiver of its rights under the Agreement.

     26. On August 12, 1999, counsel for Monroe made written demand upon MAC that MAC honor and perform its obligations under the Agreement, particularly its obligation to pay Monroe the $2.5 million fee which MAC had previously acknowledged was due and owing to Monroe. Counsel further informed MAC that First Union's objection to MAC's making the required payment to Monroe did not, as a matter of law, excuse MAC (or, later, MSC) from its obligations under the Agreement. A true and correct copy of counsel's August 12, 1999 letter is attached hereto as Exhibit G.

     27. Monroe has fully and completely carried out its obligations under the Agreement.

     28. Despite demand by Monroe, MSC has failed and refused to remedy its breach of the Agreement.

     29. MSC has failed and refused even to negotiate with Monroe a schedule by which payment of the debt could be made to Monroe.

     30. The Agreement does not contain an arbitration provision.

     31. The Agreement states that it will be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, without giving effect to conflict of laws principles thereof.

                                     COUNT I
                              (Breach of Contract)

     32. Monroe incorporates by reference each of the allegations contained in the foregoing paragraphs.

     33. The Agreement is a valid and binding contract.

     34. Monroe has fully and completely performed its obligations under the Agreement and has satisfied all conditions necessary for Monroe to recover under the Agreement.

     35. MSC has breached the Agreement by failing to pay Monroe, at or subsequent to the time of the Richmont Merger, the fee required under the Agreement.

     36. The fee which is presently due and payable to Monroe under the Agreement is $2.5 million.

     37. MSC has willfully failed and refused to remedy its breach of the Agreement, despite demands by Monroe that it do so.

     38. Monroe has been damaged by MSC's breach and is entitled to recover the sum of $2.5 million, plus interest from August 18, 1999 and costs.

                                    COUNT II
           (Breach of Implied Covenant of Good Faith and Fair Dealing)

     39. Plaintiff incorporates by reference each of the allegations contained in the foregoing paragraphs.

     40. The Agreement requires MSC to perform certain obligations, which obligations carry with them an implied covenant of good faith and fair dealing.

     41. MSC has  breached  the implied  covenant of good faith and fair dealing by:

          (a) failing, without justification or excuse, to pay to Monroe the fee owed to Monroe pursuant to the Agreement; and by

          (b) failing, without justification or excuse, to remedy and/or address its breach of the Agreement after demand by Monroe that it do so.

     42. As a result of MSC's breach of the implied covenant of good faith and fair dealing, Monroe has sustained damages in the amount of $2.5 million, plus interest from August 18, 1999 and costs.

                                    COUNT III
                             (Declaratory Judgment)

     43. Plaintiff incorporates by reference each of the allegations contained in the foregoing paragraphs.

     44. MSC has alleged that it is unable, as a result of its subsequent Credit Agreement with First Union, to pay to Monroe the fees which are due and owing owed to Monroe pursuant to the Agreement.

     45. An actual controversy exists between Monroe and MSC with regard to Monroe's right to be paid immediately the Advisory Fees which are owed to Monroe under the Agreement.

     46. Monroe is entitled to a declaratory judgment stating that MSC's subsequent Credit Agreement with First Union does not, in any way, relieve or alter the obligation of MSC to pay Advisory Fees to Monroe pursuant to, and at the time stated in, the Agreement.

                                    COUNT IV
                                (Trustee Process)

     47. Plaintiff incorporates by reference each of the allegations contained in the foregoing paragraphs.

     48. On information and belief, funds of Defendant MSC are presently being held by Trustee Process Defendants US Trust and Fleet.

     49. MSC has, on information and belief, recently moved significant portions of its operations and assets to locations outside the Commonwealth of Massachusetts. For example, on information and belief, MSC moved its financial operations to Dallas, Texas during the week of September 27, 1999 and terminated its Massachusetts-based Chief Financial Officer on September 29, 1999.

     50. MSC has, recently, curtailed Monroe's role as a financial advisor to MSC.

     51. On information and belief, Defendant MSC possesses no insurance policies which would be available to satisfy a judgment against Defendant MSC in this action.

     52. Based upon the foregoing, there is a clear danger that Defendant MSC, if notified in advance of a motion for attachment on trustee process, we will withdraw the funds from the hands and possession of the Trustee Process Defendants and remove such funds from the Commonwealth.

                               PRAYERS FOR RELIEF

     WHEREFORE, Plaintiff Monroe & Company, LLC requests that this Court:

     A. Order that Judgment be entered in its favor and against Marketing Specialists Corporation on each Count of this Verified Complaint;

     B. As to Counts I and II, enter judgment in its favor and against Marketing Specialists Corporation in the amount of $2.5 million, plus interest from August 18, 1999 and costs;

     C. As to Count III, enter a judgment declaring that Marketing Specialists Corporation's subsequent Credit Agreement with First Union does not in any way modify or prevent the performance of Marketing Specialists Corporation's obligations under the Agreement or excuse Marketing Specialists Corporation's non-performance of same.

     D. That the Court issue writs of attachment as to the funds of Marketing Specialists Corporation presently in the possession of Trustee Process Defendants US Trust and Fleet National Bank in an amount up to $2,500,000, and that the Court order that such funds be held by the Trustee Process Defendant in interest bearing accounts pending further Order of the Court.

     E. Award such other and further relief as this Court deems just and proper.

                                          Respectfully submitted,

                                          Monroe & Company, LLC
                                          By its attorneys,

                                          /s/ Eric F. Eisenberg
                                          _____________________________________
                                          Paul Bork (BBO #541815)
                                          Eric F. Eisenberg BBO #544682)
                                          Hinckley, Allen & Snyder LLP
                                          28 State Street
                                          Boston, MA 02109
October 1, 1999                           (617) 345-9000

                                  VERIFICATION

     I, James L. Monroe, certify under the penalties of perjury: (a) that I have read the foregoing Verified Complaint; and (b) that the allegations contained in the Verified Complaint are true and accurate based upon my personal knowledge, except such allegations as are made upon information and belief, which allegations I believe to be true.



                                          /s/ James L. Monroe
                                          ____________________________________

                                                                       Exhibit 8

                          COMMONWEALTH OF MASSACHUSETTS



MIDDLESEX, ss.                                       SUPERIOR COURT DEPARTMENT
                                                     OF THE TRIAL COURT
                                                     C.A. NO.

____________________________________
                                    )
MONROE & COMPANY, LLC,              )
                                    )
                  Plaintiff,        )
                                    )
v.                                  )
                                    )
MARKETING SPECIALISTS               )
CORPORATION,                        )
                                    )
         Defendant.                 )
and                                 )
                                    )
US TRUST and FLEET NATIONAL         )
BANK,                               )
                                    )
         Trustee Process Defendants.)
____________________________________)


                   PLAINTIFF MONROE & COMPANY, LLC'S EX PARTE
                    MOTION FOR ATTACHMENTS BY TRUSTEE PROCESS

     Plaintiff Monroe & Company, LLC ("Monroe") hereby moves that this Court issue a writ of attachment by trustee process pursuant to Mass. R. Civ. P. 4.2, Superior Court Rule 9(a)(e)(1) and General Laws, ch. 246 et. Seq. Monroe moves that this Court order as follows:

          That writs of attachment by trustee process be issued as to the funds of Defendant Marketing Specialists Corporation f/k/a Merkert American Corporation and successor to Richmont Marketing Specialists, Inc. ("MSC") presently in the possession of Trustee Process Defendants US Trust ("US Trust") and Fleet National Bank ("Fleet") in an amount up to $2,500,000 and that said funds be ordered held by said Trustee Process Defendants in interest bearing accounts pending further Order of this Court.

     AS GROUNDS FOR THE ENTRY OF TRUSTEE PROCESS ATTACHMENTS, and in support of this Motion, Plaintiff states as follows:

     1. Monroe has demonstrated that it is virtually certain to succeed on the merits of its claims against MSC, and to recover a judgment in excess of the amount of the requested Trustee Process Attachments. Monroe has made this demonstration through its Verified Complaint and through the written admissions of MSC that approximately $2.5 million is presently due and payable to Monroe --- which admissions are described in Paragraphs 17, 18, and 19 of the Verified Complaint and attached thereto as Exhibits B, C, and D.

     2. Monroe is unaware of any liability insurance that MSC may have that would cover Monroe's claims and, therefore, believes that MSC has no such insurance.

         3. There is a danger that MSC will, in the absence of the trustee process attachment, divest the assets which are presently in the hands of the Trustee Process Defendants, conceal same from Monroe and prevent Monroe from recovering its expected judgment in this matter. The actions of MSC in regard to Monroe, as set forth in the Verified Complaint, confirm this danger. In other words, it is likely, given: (a) MSC's completely unexcused failure to pay Monroe any portion of a substantial debt which is admittedly due and owing (Verified Complaint, P. P. 11-28); (b) MSC's transfer of significant portions of its operations and/or assets out of Massachusetts (Verified Complaint, P. 49); (c) MSC's refusal to negotiate a payment schedule with Monroe (Verified Complaint, P. 29); and (d) MSC's curtailment of Monroe's role as a financial advisor to MSC (Verified Complaint, P. 50), that MSC will move the funds which are presently in the hands of the Trustee Process Defendants to a location beyond the reach of this Court, unless the Court enters the requested trustee process attachments.

     4. Monroe has submitted a Verified Complaint in support of this Motion, which Verified Complaint is incorporated herein by reference.

         WHEREFORE, Plaintiff Monroe & Company, LLC respectfully requests that this Court allow this Motion For Attachments by Trustee Process. Proposed forms of attachment are attached hereto.

                                     Respectfully submitted,

                                     MONROE & COMPANY, LLC

                                     By its attorneys,


                                     /s/ Eric F. Eisenberg
                                     _______________________________________
                                     Paul Bork (BBO # 541815)
                                     Eric F. Eisenberg (BBO #544682)
                                     Hinckley, Allen & Snyder LLP
                                     28 State Street
                                     Boston, MA  02109
                                     (617) 345-9000


October 1, 1999

                                                                       Exhibit 9

                      [ON MONROE & COMPANY, LLC LETTERHEAD]

                                                            October 6, 1999

VIA FACSIMILE AND
FIRST-CLASS MAIL

CONFIDENTIAL

Nancy K. Jagielski, Esq.
General Counsel
Marketing Specialists Corporation
17855 Dallas Parkway
Suite #200
Dallas, TX  75287

Dear Ms. Jagielski:

     I wish to acknowledge receipt of your letter dated October 5, 1999. Please be advised that in response to the requests contained in your letter: (i) I am canceling the trip to Europe that was to begin on Friday, October 8, 1999; and
(ii) I will take no further action of any kind for or on behalf of Marketing Specialists Corporation (the "Company"), including the incurring of any expenses, until authorized or directed by Ronald D. Pedersen or Gerald R. Leonard to do so. The cancellation of the trip and my forbearance from taking further action are, of course, without prejudice to the rights of Monroe & Company, LLC under its August 18, 1999 Advisory Agreement with the Company.

     The directions and requests contained in your letter clearly demonstrate that the that the designees of Richmont Capital Partners dominate and control the Board of Directors of the Company. That letter - - and the misstatements and misrepresentations of the Company's agents made in opposing the legitimate interests of Monroe & Company, LLC - - also demonstrate that the Board has adopted a program of abrogating and sacrificing the rights of Monroe & Company LLC for the benefit of Richmont. I am, for these reasons, compelled to resign as a Director of the Company, effective immediately. I request that my resignation be disclosed pursuant to Item 6 of Form 8-K.

                                              Very truly yours,
                                              /s/ James L. Monroe
                                              James L. Monroe

cc:   Board of Directors
      Mr. Sidney D. Rogers, Jr.
      Paul Bork, Esq.

                                                                      Exhibit 10

                          COMMONWEALTH OF MASSACHUSETTS
                               COUNTY OF MIDLESEX
                               THE SUPERIOR COURT

                                                     CIVIL DOCKET# MICV99-04745

RE:  Monroe & Co, LLC v Marketing Specialists Corp



TO:  Eric F. Eisenberg
     Hinckley, Allen and Snyder LLP
     28 State Street
     Boston, MA  02109

                                 CLERK'S NOTICE

     This is to notify you that in the above referenced case the Court's action on 10/6/99 is as follows:

ORDER: There came before the court plaintiffs' ex parte motion for attachment by trustee process, and after due consideration of said motion, and after hearing, it is hereby Ordered and Adjudged, pursuant to MRCP 4.2 and MGL c. 246, et seq. that; A writ of attachment by trustee process is issued as to any funds of defendant Marketing Specialists Corp. f/k/a Merkert American Corp. and successor to Richmont Marketing Specialists, Inc. presently in the possession of trustee process defendant US Trust in an amount up to $2,500,000. It is further Ordered that such funds are to be held by trustee process defendant in an interest-bearing

Dated at Cambridge, Massachusetts this 7th day of October, 1999.



Edward J. Sullivan,
Clerk of the Courts

BY:
         Wayne Emerson, Asst Clerk

         Location: Rm 10A (Cambridge)
         Telephone: 617-494-4010 EXT 4281